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                                NTL Incorporated
                        110 East 59th Street, 26th Floor
                            New York, New York 10022


                                                                January 15, 2004


Via EDGAR and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attention: Daniel Zimmerman

        Re:       NTL Incorporated
                  Registration Statement on Form S-1 (File No. 333-103135)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the "Act"), NTL Incorporated (the "Company") hereby requests withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-103135) together with all exhibits and amendments thereto ("Amendment No. 2"), that was originally filed with, and declared effective by, the Securities and Exchange Commission (the "Commission") on January 9, 2004. The original registration statement (File No. 333-103135) filed on February 12, 2003, as amended on June 25, 2003 and which was declared effective on July 9, 2003 (the "Original Registration Statement"), should remain effective.

Granting this request for withdrawal of Amendment No. 2 is in the interest of public policy because a new registration statement, rather than a post-effective amendment, would be required for the Company to issue additional shares of common stock. For this reason, after Amendment No. 2 is withdrawn, the Company intends to file a new registration statement on Form S-1 for the additional shares of common stock being registered. Pursuant to Rule 429 under the Act, the new registration statement will contain a combined prospectus that also relates to the Original Registration Statement and such combined prospectus shall act, upon effectiveness, as a post-effective amendment to the Original Registration Statement. None of the Company's securities have been sold under either the Original Registration Statement or Amendment No. 2.

In accordance with Rule 457(p) under the Act, the Company requests that all fees paid to the Commission in connection with the registration of additional shares of common stock as described in Amendment No. 2 be credited for future use.


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If you have any questions with respect to this request, please call Daniel J.
Bursky (011 44 20 7972 9674) or David S. Gasperow (011 44 20 7972 9146), both of the law firm of Fried, Frank, Harris, Shriver & Jacobson (London) LLP.

                                                     Sincerely,

                                                     NTL INCORPORATED


                                                    /s/ Scott E. Schubert
                                                    _______________________
                                                    By: Scott E. Schubert
                                                        Chief Financial Officer


cc:     Daniel J. Bursky, Esq.
        Fried, Frank, Harris, Shriver & Jacobson (London) LLP